January 8, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

On January 4, 2016, we notified Global Healthcare REIT, Inc. (the “Company”) that we resigned as the Company’s independent registered public accounting firm. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated January 8, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that (1) the Company’s Board of Directors has approved the appointment of MaloneBailey, LLP to serve as the Company’s independent registered public accounting firm and (2) the Company has not consulted MaloneBailey, LLP with resepct to the application of accounting principles to specific transactions or the type of audit opinion that might be rendered on the Company’s financial statements.

Very truly yours,

/s/ Frazier & Deeter, LLC